LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

August 12, 2020

Via Edgar Correspondence

Thomas Jones, Esq.

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation

Amendment No. 2 to Registration Statement on Form 10

Filed July 29, 2020

File No. 000-56166

Dear Mr. Jones:

We have received your correspondence dated August 7, 2020. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Amendment No. 2 to Form 10 filed on July 29, 2020

Directors and Executive Officers, page 38

1.	We note your response to prior comment 5. Please tell us how you have determined that the disclosure of your officers’ business experience is accurate. For example, it appears from Item 5.02 of the Form 8-K filed on April 3, 2015 by Fonon Corporation (formerly Mabwe Minerals, Inc.) that: (1) Dmitriy Nikitin was appointed to be the sole director of the board of directors; (2) he nominated Mr. Bykov to be a director and a majority of the shareholders elected them as directors; and (3) Mr. Bykov is a “Director and Chief Design Engineer.” In addition, we note that a press release dated July 6, 2015 indicates that Fonon hired “Wayne Tupuola as Vice-President of Operations and Director.”

Response: We have amended the Form 10 to reflect the roles of Messrs. Tupuola and Bykov as Directors of Fonon and with the titles indicated. From the perspective of Laser

Photonics, the business of Fonon Corp. was never able to materialize because of accounting and tax issues of the predecessor company that precluded financing and forced ICT Investments to abandon the entity as a vehicle for an aspect of its laser photonics business. The roles that Messrs. Tupuola and Bykov played with Fonon were brief, and they were paid as 1099 employees.

Unaudited Interim Financial Statements

Unaudited Statements of Profit and Loss, page F-2

2.	We note the changes made in response to comment 8. Further revise this statement and all sections of the filing to present your loss per share amounts rounded to the nearest cent, -i.e., only two decimal points, so as not to imply a greater level of precision than exists. In addition, to facilitate an investor’s understanding, please consistently present all negative amounts using parentheses.

Response: We have revised the Form 10 to incorporate the changes requested in this comment.

We are filing on EDGAR only for SEC access a marked version of the Form 10 to reflect the changes referenced above in response to the SEC’s comment letter. If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola

Cc: Ernest M. Stern, Esq.